SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from   to
Commission file number 1-10521

CITY NATIONAL CORPORATION PROFIT SHARING PLAN
400 North Roxbury Drive, Sixth Floor
Beverly Hills, California 90210
(Full title of the plan and the address of the plan)

CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Not Applicable

Item 4. In lieu of the requirements of Items 1-3 above, plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached as Exhibit 2.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Corporation Profit Sharing Plan

By: City National Bank, Trustee

Date: June 29, 2005

By: ____________________
Richard Weiss, Executive Vice President

122800.1;1

Index to Exhibits

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Registered Public Accounting Firm's Consent

The Board of Directors
City National Corporation:

We consent to the incorporation by reference in the registration statement (No. 33-56632) dated December 30, 1992, on Form S-8 of City National Corporation and the City National Corporation Profit Sharing Plan of our report dated June 6, 2005, with respect to the statements of net assets available for benefits of the City National Corporation Profit Sharing Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the City National Corporation Profit Sharing Plan.

KPMG LLP

Los Angeles, California
June 27, 2005

KPMG

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Index

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Benefits Committee
City National Corporation Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the City National Corporation Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 6, 2005

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

		2004		2003
Investments, at fair value:				
Cash and cash equivalents	$	19,826,992	$	17,676,851
Mutual funds		141,897,290		111,967,595
Common stock		70,043,089		59,877,988
Preferred stock		—		13,465
Government and agency securities		63,905		65,344
Corporate debt		84,741		85,384
Partnerships		94,943		—
Participant loans		5,414,846		5,207,322
Total investments		237,425,806		194,893,949
Receivables:				
Employer contribution		11,985,137		11,356,533
Participant contributions		—		489
Accrued interest		25,735		6,803
Total receivables		12,010,872		11,363,825
Net assets available for benefits	$	249,436,678	$	206,257,774

See accompanying notes to financial statements.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributable to:		
Investment income:		
Interest	$ 433,233	$ 389,627
Dividends	1,267,699	985,659
Net appreciation in fair value of investments	24,100,551	41,203,964
Total investment income	25,801,483	42,579,250
Contributions:		
Employer's	14,653,486	14,088,165
Participants'	13,847,156	11,230,426
Total contributions	28,500,642	25,318,591
Total additions	54,302,125	67,897,841
Deductions from net assets attributable to:		
Benefits paid to participants	11,052,447	11,788,982
Deemed distributions of loans	24,183	56,828
Administrative expenses	46,591	41,779
Total deductions	11,123,221	11,887,589
Increase in net assets	43,178,904	56,010,252
Net assets available for benefits:		
Beginning of the year	206,257,774	150,247,522
End of the year	$ 249,436,678	$ 206,257,774

See accompanying notes to financial statements.

(d) *Vesting*

Participant contributions and the Company's matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant's normal retirement date (as defined by the Plan). The Company's profit sharing discretionary contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability (as defined by the Plan), shall vest in accordance with the following schedule:

Years of service	Vested percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to reduce matching contributions in the year that the forfeiture first becomes available; second, to restore previously forfeited account balances, if any; and third, to reduce matching contributions in the following year. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $326,125 and $13,090, respectively. During 2004 and 2003, the total amount forfeited was $1,000,413 and $437,181, respectively. During 2004 and 2003, $687,378 and $423,545, respectively, were used to offset matching contributions. The remainder was used to restore previously forfeited participant account balances and to offset the following year's matching contribution in accordance with the provisions of the Plan.

(e) *Benefit Payments*

A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions. Withdrawal of previously contributed employee after-tax contributions is also permitted in accordance with Plan provisions.

For distributions other than for financial hardship or on account of withdrawal of employee after-tax contributions, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

(Continued)

(f) ***Participant Loans***

Loans to participants may be made, at the discretion of the Plan's administrator, in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of fifteen (15) years. Principal and interest are paid ratably through payroll deductions.

(g) ***Plan Termination***

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h) ***Plan Amendments***

The Plan was amended effective November 1, 2004 to modify the Plan's definition of compensation for purposes of pretax transportation payroll deductions under Section 132(f)(4). The amendment modifies the definition of compensation for consistency with the Plan's treatment of employee pretax deductions under Sections 125 and 401(k). In accordance with the amendment, Plan compensation specifically includes amounts not includable in the gross income of the employee under Sections 125, 132(f)(4), 402(e)(3), 402(h)(1)(B), or 403(b) of the Code pursuant to a salary reduction agreement.

(2) Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) ***Investments***

Publicly traded securities are carried at fair value based on the published market quotations. The Plan's investment in the CNI Charter Funds Prime Money Market Fund and participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a settlement-date basis. Dividends are recorded on the payable date.

(Continued)

(d) ***Payment of Participant Benefits***

Participant benefits are recorded when paid.

(e) ***Administrative Expenses***

Administrative expenses of the Plan are paid by the Company, except for loan and Individually Directed Account (IDA) fees which are charged to the applicable participant accounts. City National Bank, the Plan's trustee, charges a fee for processing loan applications and IDA transactions.

(f) ***Risks and Uncertainties***

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

(g) ***Concentration of Credit Risk***

Investment in the common stock of City National Corporation comprises approximately 28% and 29% of the Plan's investments as of December 31, 2004 and 2003, respectively.

(3) Investments

The following table presents the fair value of investments as of December 31, 2004 and 2003, with individual investments representing 5% or more of the Plan's assets available for benefits separately identified:

Investment	2004	2003
City National Corporation common stock	$ 66,192,338	$ 56,879,681
CNI Charter Funds Prime Money Market Fund	19,058,437	17,129,592
Dreyfus S&P 500 Index Fund #078	16,360,736	13,910,466
AIM Intermediate Government A #1560	14,526,692	11,999,504
Dreyfus Premier Core Value A312	12,837,100	10,384,969
All other investments less than 5%	108,450,503	84,589,737
Total	$ 237,425,806	$ 194,893,949

(Continued)

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) on mutual funds, common and preferred stock, and government and agency securities appreciated (depreciated) in value by $24,100,551 and $41,203,964, respectively, as follows:

Investment		2004		2003
Mutual funds	$	15,781,054	$	22,375,087
Common stock		8,315,397		18,826,077
Preferred stock		45		584
Government and agency securities		6,034		(1,735)
Corporate debt		(642)		3,951
Partnership		(1,337)		—
Total	$	24,100,551	$	41,203,964

(4) Party-in-Interest Transactions

Certain Plan investments are shares of CNI Charter Funds managed by City National Asset Management, Inc. (CNAM) and shares of common stock of City National Corporation. CNAM is a wholly owned subsidiary of City National Bank, which is a subsidiary of City National Corporation (the Plan sponsor as defined by the Plan), and thus, these are party-in-interest transactions.

(5) Income Taxes

The Company received a favorable tax determination letter on April 16, 2003 from the Internal Revenue Service stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). The plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Cash and cash equivalents:			
Principal cash*	Principal cash	no shares	$ 716,703
CNI Charter Funds*	CNI Charter Funds Prime Money Market Fund	19,058,436 shares	19,058,437
Goldman Sachs	Goldman Sachs Finl Sqr Treas Fd #506	51,852 shares	51,852
Total cash and cash equivalents			19,826,992
Mutual funds:			
ACM	Acm Income Fd Inc Com	3,400 shares	27,744
AIM	Aim Intermediate Government A #1560	1,615,872 shares	14,526,692
AIM	Amer Cent Intl Growth Fd Inv Cl #41	1,247,787 shares	11,304,950
American	American Balanced Fund Cl R-4	51,997 shares	935,434
American Capital	American Capital World Bond Fd #31	539 shares	10,777
American/Invest Co Of America	American/Invest Co Of America B 204	1,781 shares	54,575
Calamos	Calamos Growth Fd Cl A #606	133,466 shares	7,071,013
Clipper	Clipper Fund #26	707 shares	63,396
CNI Charter Funds*	Cni Charter Corp Bond Fd-Instl #255	29,540 shares	309,579
CNI Charter Funds*	Cni Charter Govt Bd Fd-Instl Cl #256	28,655 shares	301,450
CNI Charter Funds*	Cni Charter High Yld Bd Instl #251	137,701 shares	1,313,668
CNI Charter Funds*	Cni Charter Lg Cap Val Eqty-Inst #253	62,474 shares	571,640
CNI Charter Funds*	Cni Charter Lge Cap Gwth-Instl #254	61,567 shares	449,440
CNI Charter Funds*	Cni Charter Rcb Small Cap Vlu-Instl	122,149 shares	3,491,018
CNI Charter Funds*	Cni Charter Tech Growth Instl #257	66,551 shares	263,542
Columbia	Columbia Acorn Fund Cl Z #492	468,181 shares	12,383,399
Credit Suisse	Credit Suisse Cap Appreciation Fd	589,636 shares	9,905,879
Dodge & Cox	Dodge & Cox Balanced Fd #146	463 shares	36,753
Dodge & Cox	Dodge & Cox Stock Fund #145	275 shares	35,816
Dreyfus	Dreyfus Midcap Index Fund #113	9,473 shares	248,088
Dreyfus	Dreyfus Prem Emerg Mkts Fd Cl A #327	1,092 shares	21,416
Dreyfus	Dreyfus Premier Core Bond Fd A #031	674,402 shares	9,981,147
Dreyfus	Dreyfus Premier Core Value Fd A #312	423,108 shares	12,837,100
Dreyfus	Dreyfus Prmr Small Cap Val Fd A #148	424,222 shares	9,120,767
Dreyfus	Dreyfus S & P 500 Index Fd #078	463,871 shares	16,360,736
Dreyfus	Dreyfus Small Cap Stock Index Fd #77	258,695 shares	5,254,089
Fidelity	Fidelity Adv High Inc Adva Fd T #165	839,690 shares	8,413,692
Fidelity	Fidelity Advisor Technology Fd T192	334,166 shares	5,146,163
Fidelity	Fidelity Select Electronics Port #08	414 shares	15,649
Franklin	Franklin Templeton Dev Mkts A #711	317,563 shares	5,881,275
Franklin	Franklin-Temple Global Bd Fd-A 406	364,657 shares	4,058,636
Harbor	Harbor Bond Fund- Instl #14	636 shares	7,525
Ishares Inc.	Ishares Lehman 7-10 Yr Treas Bond Fd	40 shares	3,398
Ishares Inc.	Ishares Lehman 7-10 Yr Treas Bond Fd	60 shares	5,097
Ishares Inc.	Ishares Msci Mexico Index Fund Sbi	1,000 shares	25,160
Ishares Inc.	Ishares S & P Small Cap 600 Index	450 shares	73,220
Masters	Masters Select Equity Fd #305	1,206 shares	18,404
Masters	Masters Select Intl Fd #306	1,101 shares	18,593
Masters	Masters Select Smaller Co. Fd #308	419 shares	5,797
Meridian	Meridian Growth Fund #075	297 shares	11,042
Meridian	Meridian Value Fund #076	972 shares	37,013
NASDAQ	Nasdaq-100 Tracking Stock Fd Sbi	1,255 shares	50,093
Oakmark	Oakmark Equity & Income Fd #810	1,425 shares	33,480
Oakmark	Oakmark Global Fund Cl I #1674	736 shares	16,043
Pimco	Pimco Commodity Realreturn Stratg-D	1,048 shares	15,498
Pimco	Pimco Commodity Rl Ret Strat-C #277	2,265 shares	33,275
Pimco	Pimco Foreign Bond Fund Cl D	972 shares	10,179
Pimco	Pimco Rcm Global Technology Fd D	467 shares	16,636
Pimco	Pimco Rcm Gl0Bal Healthcare Fd Cl A	118 shares	2,575
Pimco	Pimco Real Return Fd Cl A 010	1,362 shares	15,649

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value
Mutual funds, Continued:			
S & P 400	S & P 400 Mid-Cap Dep Rcpt (Spdr)	600 shares	$ 72,600
Salomon Bros	Salomon Bros Capital Fd Cl C	2,906 shares	84,487
Ssga	Ssga Yield Plus Fund	2,525 shares	25,147
T Rowe Price	T Rowe Price Emerging Mkts Stock Fd	185 shares	3,600
T Rowe Price	T Rowe Price Equity Income Fd #71	2,195 shares	58,377
T Rowe Price	T Rowe Price Intl Bd Fund #76	992 shares	10,608
T Rowe Price	T Rowe Price Mid-Cap Value Fd-Adv	31,943 shares	731,825
Tweedy Browne	Tweedy Browne Global Value Fund	480 shares	11,135
Van Kampen	Van Kampen Aggressive Grwth Fd C	5,366 shares	70,665
Vanguard	Vanguard Health Care Fd #52	245 shares	31,058
Miscellaneous	Other assets	2,200 shares	3,588
Total mutual funds			141,897,290
Common stocks:			
ABB Ltd	Abb Ltd Spons Adr	2,500 shares	14,150
Accelrys Inc	Accelrys Inc Com	500 shares	3,900
Adesa Inc	Adesa Inc Com	700 shares	14,854
Advanced Micro Devices Inc	Advanced Micro Devices Inc Com	1,200 shares	26,424
Aes Corp	Aes Corp Com	3,322 shares	45,412
Agere Systems Inc	Agere Systems Inc Cl A	6 shares	8
Agere Systems Inc	Agere Systems Inc Cl B	177 shares	239
Agilent Technologies Inc	Agilent Technologies Inc Com	11 shares	265
Airnet Communications Corp	Airnet Communications Corp Com	1,000 shares	2,990
Akamai Tech Inc	Akamai Tech Inc Com	100 shares	1,303
Alleghany Corp Del	Alleghany Corp Del Com	45 shares	12,836
Allscripts Healthcare Solutions	Allscripts Healthcare Solutions Com	100 shares	1,067
Ambac Finl Group Inc	Ambac Finl Group Inc Com	90 shares	7,392
Amdocs Ltd	Amdocs Ltd Adr	100 shares	2,625
America Online Latin Amer Inc	America Online Latin Amer Inc Cl A	1,500 shares	1,125
American Express Co	American Express Co Com	233 shares	13,134
American Intl Group Inc	American Intl Group Inc Com	830 shares	54,506
American Software Inc	American Software Inc Cl A	1,000 shares	6,030
Amf Bowling Inc	Amf Bowling Inc Com	7,000 shares	21
Amgen Inc	Amgen Inc Com	431 shares	27,649
Antex Biologics Inc	Antex Biologics Inc Com New	100 shares	—
Apache Corp	Apache Corp Com	240 shares	12,137
Apple Computer Inc	Apple Computer Inc Com	385 shares	24,794
Applied Materials Inc	Applied Materials Inc Com	50 shares	855
Aquila Inc	Aquila Inc Del New Com	18 shares	66
Aradigm Corp	Aradigm Corp Com	950 shares	1,643
Ariba Inc	Ariba Inc Com New	8 shares	133
Arotech Corp	Arotech Corp Com	1,000 shares	1,620
Artistdirect Inc New Com	Artistdirect Inc New Com	80 shares	21
Asyst Technology Corp	Asyst Technology Corp Com	3,400 shares	17,306
AT&T Corp	AT&T Corp Com New	158 shares	3,021
Avaya Inc	Avaya Inc Com	20 shares	344
Banco Santander Cent Hispano S A Adr	Banco Santander Cent Hispano S A Adr	100 shares	1,237
Bancolombia S A Spons Adr	Bancolombia S A Spons Adr	145 shares	2,047
Bank Of America Corp	Bank Of America Corp Com	200 shares	9,398
Bear Stearns Co Inc	Bear Stearns Co Inc Com	110 shares	11,254
Beckman Coulter Inc	Beckman Coulter Inc Com	310 shares	20,767
Berkeley Technology Ltd Spons Adr	Berkeley Technology Ltd Spons Adr	5 shares	10
Berkshire Hathaway Inc Cl B	Berkshire Hathaway Inc Cl B	29 shares	85,144
Boyd Gaming Corp	Boyd Gaming Corp Com	851 shares	35,445
Cabot Microelectronics Corp	Cabot Microelectronics Corp Com	160 shares	6,411
Cadbury Schweppes P L C Adr	Cadbury Schweppes P L C Adr	200 shares	7,540

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Calpine Corp	Calpine Corp Com	27,800 shares	$	109,532
Capstone Turbine Corp	Capstone Turbine Corp Com	28,050 shares		51,332
Cardiac Science Inc	Cardiac Science Inc Com New	1,000 shares		2,140
Cemex S A Spons Adr	Cemex S A Spons Adr New	50 shares		1,821
Cendant Corp	Cendant Corp Com	310 shares		7,248
Champps Entertainment Inc	Champps Entertainment Inc Com	350 shares		3,017
Charles Schwab Corp	Charles Schwab Corp Com	800 shares		9,568
Check Point Softw Tech	Check Point Softw Tech Com	10 shares		246
Ciena Corp	Ciena Corp Com	2,400 shares		39,308
Cincinnati Bell Inc	Cincinnati Bell Inc New Com	200 shares		830
Cisco Systems Inc	Cisco Systems Inc Com	1,476 shares		28,517
Citigroup Inc	Citigroup Inc Com	1,022 shares		49,240
Citizens Communications Co	Citizens Communications Co Com	250 shares		3,448
Clear Channel Communications Inc	Clear Channel Communications Inc Com	600 shares		20,094
Cmgi Inc	Cmgi Inc Com	100 shares		255
Cognizant Tech Solutions Cl A	Cognizant Tech Solutions Cl A	50 shares		2,116
Colgate Palmolive Co	Colgate Palmolive Co Com	50 shares		2,558
Comcast Corp	Comcast Corp New Cl A	900 shares		29,952
Comcast Corp Special Cl A Non-Vt	Comcast Corp New Special Cl A Non-Vt	100 shares		3,284
Compania De Minas Buenaventura Adr	Compania De Minas Buenaventura Adr	50 shares		1,145
Concord Camera Corp	Concord Camera Corp Com	1,000 shares		2,300
Conocophillips	Conocophillips Com	30 shares		2,605
Conseco Inc	Conseco Inc Com New	1,400 shares		27,930
Cooper Cos Inc	Cooper Cos Inc Com New	200 shares		14,118
Corning Inc	Corning Inc Com	6,415 shares		75,505
Cummins Engine Inc	Cummins Engine Inc Com	80 shares		6,703
Cvs Corp	Cvs Corp Com	210 shares		9,465
D R Horton Inc	D R Horton Inc Com	19 shares		766
Daimlerchrysler Ag	Daimlerchrysler Ag Com	50 shares		2,402
Danaher Corp	Danaher Corp Com	150 shares		8,611
Dell Inc	Dell Inc Com	100 shares		4,214
Delta Air Lines Inc Del	Delta Air Lines Inc Del Com	200 shares		1,496
Dhb Industries Inc	Dhb Industries Inc Com	300 shares		5,712
Directv Group Inc/The	Directv Group Inc/The Com	46 shares		770
Directv Group Inc/The	Directv Group Inc/The Com	700 shares		11,718
Dow Chemical Co	Dow Chemical Co Com	300 shares		14,853
Dr Reddys Laboratories Ltd Adr	Dr Reddys Laboratories Ltd Adr	200 shares		3,966
Dtc Contra: Abbey Natl To Honor Cash	Dtc Contra: Abbey Natl To Honor Cash	50 shares		—
Dun & Bradstreet Corp Del	Dun & Bradstreet Corp Del New Com	200 shares		11,930
E Digital Corp	E Digital Corp Com	1,000 shares		330
Ebay Inc	Ebay Inc Com	100 shares		11,634
El Paso Corp	El Paso Corp Com	20 shares		208
Eldorado Gold Corp	Eldorado Gold Corp Com	1,200 shares		3,540
Electronic Arts Inc	Electronic Arts Inc Com	220 shares		13,570
Emc Corp Mass	Emc Corp Mass Com	3,030 shares		45,057
Emulex Corp	Emulex Corp Com	800 shares		13,472
Equifax Inc	Equifax Inc Com	1,000 shares		28,100
Ericsson (Lm)Telefonak Spons Adr	Ericsson (Lm)Telefonak Spons Adr	100 shares		3,150
Everest Re Group Ltd	Everest Re Group Ltd Com	120 shares		10,747
Exelon Corp	Exelon Corp Com	440 shares		19,391
Exxon Mobil Corp	Exxon Mobil Corp Com	1,625 shares		83,298
Fairfax Financial Hldgs Ltd Cdn	Fairfax Financial Hldgs Ltd Cdn Com	130 shares		21,970
Federated Dept Stores Inc	Federated Dept Stores Inc Com	320 shares		18,493
Fei Co	Fei Co Com	200 shares		4,200
Firstfed Financial Corp Del	Firstfed Financial Corp Del Com	320 shares		16,598

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Fiserv Inc	Fiserv Inc Com	350 shares	$	14,066
Fortune Brands Inc	Fortune Brands Inc Com	90 shares		6,946
Foxhollow Technologies Inc	Foxhollow Technologies Inc Com	500 shares		12,295
Freescale Semiconductor Inc Cl B	Freescale Semiconductor Inc Cl B	11 shares		202
Gasco Energy Inc	Gasco Energy Inc Com	2,500 shares		10,650
Gateway Inc	Gateway Inc Com	160 shares		962
General Electric Co	General Electric Co Com	2,600 shares		94,900
General Maritime Corp	General Maritime Corp Com	50 shares		1,997
Genta Inc	Genta Inc Com	2,500 shares		4,400
Glaxosmithkline Plc Spons Adr	Glaxosmithkline Plc Spons Adr	50 shares		2,369
Global Crossing Ltd	Global Crossing Ltd Com *Acq	5,100 shares		—
Globalstar Telem Ltd	Globalstar Telecomm Ltd	15,000 shares		83
Golden West Finl Del	Golden West Finl Del Com	200 shares		12,284
Goodyear Tire & Rubber Co	Goodyear Tire & Rubber Co Com	4,110 shares		60,253
Gulf Island Fabrication Inc	Gulf Island Fabrication Inc Com	50 shares		1,091
Hancock Fabrics Inc Del	Hancock Fabrics Inc Del Com	17 shares		176
Hartford Financial Services Grp	Hartford Financial Services Grp Com	16 shares		1,109
Hca Inc	Hca Inc Com	31 shares		1,239
Hdfc Bank Ltd Adr	Hdfc Bank Ltd Adr	40 shares		1,814
Health Mgmt Associates Inc Cl A	Health Mgmt Associates Inc Cl A	1,010 shares		22,947
Heineken N V Adr	Heineken N V Adr	62 shares		2,067
Hewlett Packard Co	Hewlett Packard Co Com	60 shares		1,258
Home Depot Inc	Home Depot Inc Com	540 shares		23,080
Hsbc Hldgs Plc Spons Adr	Hsbc Hldgs Plc Spons Adr New	120 shares		10,217
Hudson Highland Group Inc	Hudson Highland Group Inc Com	1 share		29
Human Genome Sciences Inc	Human Genome Sciences Inc Com	200 shares		2,404
Immunicon Corp	Immunicon Corp Del Com	300 shares		2,094
Infospace Inc	Infospace Inc Com New	3,000 shares		142,650
Intel Corp	Intel Corp Com	1,400 shares		32,747
Interwoven Inc	Interwoven Inc Com	156 shares		1,697
Intl Business Machines Corp	Intl Business Machines Corp Com	22 shares		2,169
Intuit Inc	Intuit Inc Com	130 shares		5,721
Intuitive Surgical Inc	Intuitive Surgical Inc Com New	2,185 shares		87,444
Itt Industries Inc	Itt Industries Inc Com	100 shares		8,445
Jack In The Box Inc	Jack In The Box Inc Com	75 shares		2,765
JDS Uniphase Corp.	Jds Uniphase Corp Com	1,016 shares		3,221
Jetblue Airways Corp	Jetblue Airways Corp Com	100 shares		2,322
Johnson & Johnson	Johnson & Johnson Com	258 shares		16,362
J P Morgan Chase & Co	J P Morgan Chase & Co Com New	1,848 shares		72,090
Juniper Networks Inc	Juniper Networks Inc Com	1,400 shares		38,066
Kimberly Clark Corp	Kimberly Clark Corp Com	220 shares		14,478
King Pharm Inc	King Pharm Inc Com	600 shares		7,440
Koninklijke Ahold Nv Spons Adr	Koninklijke Ahold Nv Spons Adr	50 shares		388
Korea Elec Pwr Corp Spons Adr	Korea Elec Pwr Corp Spons Adr	1,000 shares		13,240
Kt Corporation Spons Adr	Kt Corporation Spons Adr	20 shares		436
L-3 Communications Hldgs Inc	L-3 Communications Hldgs Inc Com	260 shares		19,042
Lan Airline S A Spons Adr	Lan Airline S A Spons Adr	75 shares		2,415
Level 3 Communications Inc	Level 3 Communications Inc Com	3,000 shares		10,170
Lsi Logic Corp	Lsi Logic Corp Com	100 shares		548
Lucent Technologies Inc	Lucent Technologies Inc Com	6,425 shares		24,158
Marathon Oil Corp	Marathon Oil Corp Com	300 shares		11,283
Marketwatch. Inc	Marketwatch.Com Inc Com	22 shares		396
Martha Stewart Living Omnimedia Cl A	Martha Stewart Living Omnimedia Cl A	100 shares		2,902
Masco Corp	Masco Corp Com	250 shares		9,132
Mattel Inc	Mattel Inc Com	700 shares		13,643

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Maytag Corp	Maytag Corp Com	50 shares	$	1,055
MBNA Corp	MBNA Corp Com	565 shares		15,927
McData Corp Cl A	McData Corp Cl A	1 share		6
Merck & Co Inc	Merck & Co Inc Com	2,500 shares		80,350
Meridian Resource Corp	Meridian Resource Corp Com	5,000 shares		30,250
Merrill Lynch & Co	Merrill Lynch & Co Com	18 shares		1,076
Metro-Goldwyn-Mayer Inc	Metro-Goldwyn-Mayer Inc Com	500 shares		5,940
MGIC Invt Corp Wis	MGIC Invt Corp Wis Com	120 shares		8,269
MGP Ingredients Inc	MGP Ingredients Inc Com	33 shares		285
Microsoft Corp	Microsoft Corp Com	5,122 shares		136,860
Mitsubishi Tokyo Finl Group Spon Adr	Mitsubishi Tokyo Finl Group Spon Adr	200 shares		2,044
Monster Worldwide Inc	Monster Worldwide Inc Com	15 shares		505
Morrison Wm Supermarkets Plc Adr	Morrison Wm Supermarkets Plc Adr	200 shares		780
Motorola Inc	Motorola Inc Com	105 shares		1,806
MRV Communications Inc	MRV Communications Inc Com	700 shares		2,569
Nastech Pharmaceutical Co Inc	Nastech Pharmaceutical Co Inc Com	400 shares		4,840
Navistar Intl Corp	Navistar Intl Corp Com	25 shares		1,099
Nbty Inc (Natures Bounty)	Nbty Inc Com (Natures Bounty)	600 shares		14,406
Ndchealth Corp	Ndchealth Corp Com	900 shares		16,731
Nektar Therapeutics	Nektar Therapeutics Com	213 shares		4,311
Newmont Mining Corp	Newmont Mining Corp Com	150 shares		6,662
News Corp Inc	News Corp Inc Cl A	10 shares		187
Nextel Communications Inc Cl A	Nextel Communications Inc Cl A	60 shares		1,801
Nic Inc	Nic Inc Com	2,500 shares		12,700
Nokia Corp	Nokia Corp Spons Adr	990 shares		15,513
Nortel Networks Corp	Nortel Networks Corp New Com	370 shares		1,283
Northwest Airls Corp	Northwest Airls Corp Cl A Com	1,000 shares		10,930
Novartis Ag Spons Adr	Novartis Ag Spons Adr	90 shares		4,549
Novatel Wireless Inc	Novatel Wireless Inc Com New	125 shares		2,426
Om Group Inc	Om Group Inc Com	500 shares		16,210
Omnicare Inc	Omnicare Inc Com	230 shares		7,963
One Voice Technologies Inc	One Voice Technologies Inc Com	2,000 shares		124
Opsware Inc	Opsware Inc Com	1,000 shares		7,340
Oracle Corp	Oracle Corp Com	2,924 shares		40,117
Palmone Inc	Palmone Inc Com	4 shares		126
Palmsource Inc	Palmsource Inc Com	71 shares		905
Paychex Inc	Paychex Inc Com	100 shares		3,408
Peco Ii Inc	Peco Ii Inc Com	25 shares		29
Penn Engineering & Mfg Corp	Penn Engineering & Mfg Corp Com N-Vt	55 shares		996
Petrochina Co Ltd Spons Adr	Petrochina Co Ltd Spons Adr	10 shares		537
Petroleo Brasi Sa Petrobras Spon Adr	Petroleo Brasi Sa Petrobras Spon Adr	45 shares		1,790
Pfizer Inc	Pfizer Inc Com	3,400 shares		91,426
Pharmacopeia Drug Discovery Inc	Pharmacopeia Drug Discovery Inc Com	250 shares		1,493
Pharmacyclics Inc	Pharmacyclics Inc Com	5,000 shares		52,350
Pinnacle Systems Inc	Pinnacle Systems Inc Com	1,745 shares		10,645
Piper Jaffray Cos	Piper Jaffray Cos Com	1 share		48
Pogo Producing Co	Pogo Producing Co Com	70 shares		3,394
Posco Spons Adr	Posco Spons Adr	310 shares		13,804
Powerwave Technologies Inc	Powerwave Technologies Inc Com	45 shares		382
Provide Commerce Inc	Provide Commerce Inc Com	25 shares		929
Proxim Corp	Proxim Corp Cl A	150 shares		614
Qlogic Corp	Qlogic Corp Com	1,000 shares		36,730
Redwood Trust Inc	Redwood Trust Inc Reit	85 shares		5,278
Renovis Inc	Renovis Inc Com	1,050 shares		15,099
Rio Tinto Plc Spons Adr	Rio Tinto Plc Spons Adr	60 shares		7,153

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Rock-Tenn Co	Rock-Tenn Co Cl A	400 shares	$	6,064
Royal Dutch Petro	Royal Dutch Petro N Y Shs	425 shares		24,386
Russell Corp	Russell Corp Del Com	50 shares		974
Samaritan Pharmaceuticals Inc	Samaritan Pharmaceuticals Inc Com	13,000 shares		12,740
Sanderson Farms Inc	Sanderson Farms Inc Com	320 shares		13,850
SBS Broadcasting	SBS Broadcasting Sa Ord Us$	800 shares		32,200
Schering Plough Corp	Schering Plough Corp Com	1,000 shares		20,880
Sealed Air Corp	Sealed Air Corp Com	500 shares		26,635
Serviceware Technologies Inc	Serviceware Technologies Inc Com	600 shares		348
Sherwin Williams Co	Sherwin Williams Co Com	350 shares		15,621
Siebel Sys Inc	Siebel Sys Inc Com	100 shares		1,049
Sierra Pac Res	Sierra Pac Res New Com	1,400 shares		14,700
Sirius Sat Radio Inc	Sirius Sat Radio Inc Com	6,592 shares		50,231
Sirna Therapeutics Inc	Sirna Therapeutics Inc Com	33 shares		105
SK Telecom Ltd Spons Adr	SK Telecom Ltd Spons Adr	100 shares		2,225
Skyepharma Plc Spons Adr	Skyepharma Plc Spons Adr Com	500 shares		6,260
Smithfield Foods Inc	Smithfield Foods Inc Com	380 shares		11,244
Sonic Automotive Inc	Sonic Automotive Inc Cl A	14 shares		347
Sonus Pharmaceuticals Inc	Sonus Pharmaceuticals Inc Com	1,500 shares		5,295
Sovereign Bancorp Inc	Sovereign Bancorp Inc Com	710 shares		16,011
St Paul Travelers Companies Inc	St Paul Travelers Companies Inc Com	4 shares		148
Starbucks Corp	Starbucks Corp Com	60 shares		3,742
Starwood Hotels & Resorts World	Starwood Hotels & Resorts World Com	38 shares		2,219
Status Wines Tuscany Inc	Status Wines Tuscany Inc Com	3,000 shares		30
Stryker Corp	Stryker Corp Com	180 shares		8,685
Sun Microsystems Inc	Sun Microsystems Inc Com	2,500 shares		13,475
Target Corp	Target Corp Com	200 shares		10,386
Taser Intl Inc	Taser Intl Inc Com	1,549 shares		49,020
TDS Telemedicine Inc	TDS Telemedicine Inc Com	35,000 shares		525
Techlite Inc	Techlite Inc Com	3,000 shares		1,710
Teekay Shipping Marshall Isl Adr	Teekay Shipping Marshall Isl Adr	100 shares		4,211
Telecom Italia Spa Spons Adr	Telecom Italia Spa Spons Adr	300 shares		12,261
Telefonos De Mexico S A Spons Adr	Telefonos De Mexico S A Spons Adr	400 shares		15,328
Telekomunikiasi Indonesia Spons Adr	Telekomunikiasi Indonesia Spons Adr	50 shares		1,051
Terayon Comm Sys	Terayon Comm Sys Com	2,000 shares		5,420
Teva Pharmaceutical Ind Ltd Spon Adr	Teva Pharmaceutical Ind Ltd Spon Adr	210 shares		6,271
Tiffany & Co	Tiffany & Co New Com	50 shares		1,599
Time Warner Inc	Time Warner Inc New Com	1,788 shares		34,777
Titan Pharmaceuticals Inc	Titan Pharmaceuticals Inc Com	900 shares		2,898
Top Tankers Inc Adr	Top Tankers Inc Adr	50 shares		813
Tower Automotive Inc	Tower Automotive Inc Com	4,100 shares		9,799
Toyota Motor Corp Spons Adr	Toyota Motor Corp Spons Adr	120 shares		9,824
Transmeta Corp	Transmeta Corp Del Com	3,000 shares		4,890
Trico Marine Svcs Inc	Trico Marine Svcs Inc Com	3,750 shares		656
Triquint Semiconductor Inc	Triquint Semiconductor Inc Com	5,400 shares		24,030
Tyco Intl Ltd	Tyco Intl Ltd Com	1,800 shares		64,332
United Technologies Corp	United Technologies Corp Com	30 shares		3,101
US Bancorp	US Bancorp Del Com New	57 shares		1,785
US Global Nanospace Inc	US Global Nanospace Inc Com	4,000 shares		980
Vesta Insurance Group Inc	Vesta Insurance Group Inc Com	110 shares		405
Vitesse Semiconductor Corp	Vitesse Semiconductor Corp Com	7,000 shares		24,710
Vodaphone Group Plc S A Spons Adr	Vodaphone Group Plc S A Spons Adr	240 shares		6,571
Volkswagen A G Spons Adr	Volkswagen A G Spons Adr	50 shares		453
Wal-Mart Stores Inc	Wal-Mart Stores Inc Com	100 shares		5,282
Walt Disney Company	Walt Disney Company Com	6,700 shares		186,260

(Continued)

CITY NATIONAL CORPORATION
PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of issuer, borrower, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares		Current value
Common stocks, Continued:				
Washington Mutual Inc	Washington Mutual Inc	100 shares	$	4,228
Webvan Group Inc *Delisted	Webvan Group Inc *Delisted	107 shares		—
Wells Fargo & Co	Wells Fargo & Co	200 shares		12,430
White Mountains Ins Group Inc	White Mountains Ins Group Inc	45 shares		29,070
World Inc/Worldcom Group	World Inc/Worldcom Group	1,036 shares		—
World/MCI Group	World/MCI Group	37 shares		—
Wrigley Wm Jr Co	Wrigley Wm Jr Co	100 shares		6,920
Xcelera. Inc	Xcelera. Inc	1,153 shares		380
Xl Capital Ltd Cl A	Xl Capital Ltd Cl A	5 shares		388
Yahoo! Inc	Yahoo! Inc	2,550 shares		96,084
Yum! Brands Inc	Yum! Brands Inc	800 shares		37,744
8X8 Inc	8X8 Inc	675 shares		2,747
				3,850,751
Employer securities:				
City National Corp.*	City National Corp. Com	936,905 shares		66,192,338
Total common stocks				70,043,089
U.S. government securities:				
U.S. Treasury	U.S. Treasury Notes, 4.875%, due 2/15/12	30,000 shares		31,709
U.S. Treasury	U.S. Treasury Notes, 6.125%, due 8/15/07	30,000 shares		32,196
Total U.S. government securities				63,905
Corporate bonds:				
Bank One Corp	Bank One Corp Nt, 6.000%, due 8/01/08	30,000 shares		32,108
Dresdner Bank	Dresdner Bk N Y Deb, 7.250%, due 9/15/15	15,000 shares		17,536
Ford Motor Credit	Ford Mtr Credit Nt, 7.250%, due 10/25/11	20,000 shares		21,449
Gen Dynamics Corp	Gen Dynamics Corp Nt, 5.375%, due 8/15/15	13,000 shares		13,648
Total corporate bonds				84,741
Partnerships:				
Kinder Morgan	Kinder Morgan Engy Partners L P Int	350 shares		15,515
Oppenheimer Tremont	Oppenheimer Tremont Oppty Fd Llc	79,428 shares		79,428
Total partnerships				94,943
Participant loans*	578 participant loans (various maturity dates, interest rates range from 5.00% to 10.5%)	—		5,414,846
Total investments			$	237,425,806

* Party in interest.

See accompanying report of independent registered public accounting firm.